Exhibit 99.1


     Revenues Grow 42% to Record $108 Million in Third Quarter as
          ADIC Earns Four Cents Per Share; OEM Sales up 79%;
       Operating Profit up $7.5 Million; Scalar i2000 Launched


    REDMOND, Wash.--(BUSINESS WIRE)--Aug. 14, 2003--Advanced Digital Information Corporation (Nasdaq:ADIC) today announced sales for the third quarter ended July 31 grew more than 42 percent over the same period last year to a record total for any quarter of $108.3 million. Net income for the period was $2.6 million, or four cents per fully diluted share, up from a loss of $2.1 million, or three cents per share, in the third quarter of 2002. Operating income increased nearly $7.5 million. Sequentially, sales grew 7.6 percent over the immediately preceding quarter while net income grew nearly nine percent.
    "We expected this quarter to be fairly similar to the preceding quarter and by many measures our expectations were exceeded," according to Chairman and Chief Executive Officer Peter van Oppen. "OEM revenues exploded with 79 percent annual and 18 percent sequential growth as our products and partners continued to perform very well. Despite significant competition from our OEM partners and order deferrals caused by heightened interest in the introduction of our new Scalar(R) i2000 Tape Library late in the quarter, branded ADIC(R) business continued to hold its own with a one percent sequential decline and 19 percent annual growth," he said. "Our strategy of continued product innovation and investment in both our OEM and branded channels at the bottom of an economic cycle continues to produce additional market acceptance and share gain."
    Geographically, branded sales showed good annual growth in all major markets while small sequential growth in the U.S. and a rebound in Asia approximately offset a modest sequential decline in European branded business. In aggregate, branded sales accounted for 51 percent of total sales during the quarter while OEM sales were 49 percent versus 61 percent branded and 39 percent OEM a year ago. OEM sales were 45 percent of total sales in the immediately preceding second quarter.
    Gross profit as a percentage of sales climbed from 29.2 percent in third quarter last year to 30.1 percent in the just completed period and declined sequentially from 32.7 percent in the second quarter. Sales of Intelligent Storage Solutions(TM) (ISS), which include elements of ADIC connectivity and software technology and are sold through both branded and OEM sales channels, represented approximately 33 percent of total sales in the third quarter, a decrease from nearly 36 percent in the same quarter last year and 38 percent in the immediately preceding quarter. Although the percentage of ISS sales declined both annually and sequentially, the dollar value of such sales grew by 31 percent over the same period last year and shrank approximately seven percent sequentially.
    "We believe the sequential decline in gross margin percentage is primarily a result of temporary mix shifts rather than any indication of pricing pressure or reduced market acceptance among our higher-margin ISS products," van Oppen said. The Company noted that several factors contributed to the mix shift including the new Scalar(R) i2000 product not being available until the second half of the quarter, a decline in the percentage of standalone software revenues from the record second quarter and especially strong OEM sales as a proportion of total sales. "We expect margins in the fourth quarter will likely increase again as these factors correct themselves," according to van Oppen.
    The Scalar(R) i2000 Tape Library product has already resulted in major competitive wins and substantial revenue although it was not generally available until late in the quarter. VP Hardware Engineering Lynn Jacobs said "Our i2000 establishes a new state-of-the-art in Enterprise Libraries and represents hundreds of person-years in development and test, including industry leading RAS and management features. We are delighted with its initial market acceptance in both branded and OEM channels."
    Standalone software revenues were a smaller percentage of total revenue in the third quarter due to receipt of a single, large individual order in the second quarter that was not replicated during the third period. The Company expects substantial sequential software revenue growth during the fourth quarter of 2003. StorNext Management Suite has established itself as an important disk file system and storage management product in media, oil and gas, government and other markets with a globally recognizable customer list.
    Branded sales are also expected to show sequential growth in the fourth quarter and may represent a larger proportion of total revenues with a resultant improvement in average gross margin as a percentage of sales. However, the Company cautioned that, despite likely strength in branded sales, continued strength in OEM sales could keep average gross margin percentage levels from reaching or exceeding those experienced during the second quarter of 2003. Sales at the Company's major OEM partners, which include Cray, Dell, Fujitsu-Siemens, HP, IBM and Sun, represent many different products, technologies and price points including hardware, software and connectivity from workgroup to enterprise level applications.
    The Company is expected to provide further disclosure regarding fourth quarter and fiscal 2004 outlook during the teleconference scheduled Aug. 14.
    Operating expenses for the third quarter totaled $30.3 million, an increase of more than ten percent from $27.4 million reported in the third quarter of 2002. Sequentially, operating expenses were down by more than one percent, consistent with the flattening of expense growth previously anticipated. Other income for the third quarter declined by approximately 11 percent and seven percent from the year ago and preceding periods, respectively, to $1.3 million. Lower income tax rates during the quarter reflect benefits recognized as a result of ongoing tax planning initiatives.
    Total cash, cash equivalents and marketable securities, net of all debt, increased by over $17 million during the quarter to $204.6 million.

    About ADIC

    Advanced Digital Information Corporation (Nasdaq:ADIC) is a leading provider of Intelligent Storage Solutions(TM) to the open systems marketplace. ADIC is the world's largest supplier of automated tape systems using the drive technologies most often employed for backing up open system, client-server networks.* The Company's storage management software and storage networking appliances provide IT managers innovative tools for storing, managing and protecting their most valuable digital assets in a variety of disk and tape environments. ADIC storage products are available through a worldwide sales force and a global network of resellers and OEMs, including Cray, Dell, Fujitsu-Siemens, HP, IBM and Sun. Further information about ADIC is available at www.adic.com.

    Conference Call

    There will be a conference call to discuss third quarter 2003 results as well as estimates for the fourth quarter of fiscal 2003 and fiscal 2004 outlook at 1:30 p.m. PT (4:30 p.m. ET) on Aug. 14, 2003. The call can be accessed live on our website at www.adic.com/ir.

    *IDC 2001 worldwide revenue and unit market share data for all automated systems using DLT, SDLT, LTO, 8mm or AIT drives; Gartner Dataquest, 2002 Market Shares and Forecasts for Tape Automation
Systems, F. Yale, August 2002; and, Gartner Dataquest, Tape Automation Systems Market Shares, 2002, F. Yale, April 2003.

    This release contains forward-looking statements relating to the Company's future products and services and future operating results that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The words "expect", "anticipate", and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect the Company's actual results include general economic trends, purchase deferrals by customers, technical competition or obsolescence, supply constraints, changes in market pricing and production problems. Reference is made to the Company's Annual Report on Form 10-K for the year ended Oct. 31, 2002, for a more detailed description of factors that could affect the Company's actual results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.
    ADIC and Scalar are registered trademarks and Intelligent Storage and Intelligent Storage Solutions are trademarks of Advanced Digital Information Corporation. All other product or company names should be considered the property of their owners.


               Advanced Digital Information Corporation
            Condensed Consolidated Statements of Operations
             (in Thousands, Except for Per Share Amounts)

                                   Three months        Nine months
                                   ended July 31,     ended July 31,
                                    2003     2002      2003      2002
                                 -------- -------  --------  --------
Net sales                       $108,259  $75,999  $305,997  $253,409
Cost of sales                     75,683   53,789   210,651   186,406
                                 --------  -------  --------  --------
Gross profit                      32,576   22,210    95,346    67,003
Sales and marketing               14,355   13,206    42,012    36,090
General and administrative         5,948    6,015    18,095    16,954
Research and development           9,986    8,196    30,257    22,266
Acquisition expenses                  --       --        --     1,475
                                 --------  -------  --------  --------
Operating profit (loss)            2,287   (5,207)    4,982    (9,782)
Other income, net                  1,330    1,498     4,935    11,707
                                 --------  -------  --------  --------
Income (loss) before provision
 (benefit) for income taxes        3,617   (3,709)    9,917     1,925
Provision (benefit) for income
 taxes                               982   (1,594)    3,177      (849)
                                 -------- -------  --------  --------
Net income (loss)               $  2,635  $(2,115) $  6,740  $  2,774
                                 ========  =======  ========  ========
Basic net income (loss)
 per share                      $   0.04  $ (0.03) $   0.11  $   0.04
                                 ========  =======  ========  ========
Diluted net income (loss)
 per share                      $   0.04  $ (0.03) $   0.11  $   0.04
                                 ========  =======  ========  ========
Shares used in computing basic
   net income (loss) per share    62,657   62,546    62,291    62,340
                                 ========  =======  ========  ========
Shares used in computing diluted
   net income (loss) per share    63,681   62,546    63,148    63,754
                                 ========  =======  ========  ========


               Advanced Digital Information Corporation
                 Condensed Consolidated Balance Sheets
                            (In thousands)
                                                July 31,     Oct. 31,
                                                   2003         2002
                                               -----------   ---------
                                                       ASSETS
Current assets:
 Cash and cash equivalents                     $  181,679    $150,741
 Accounts receivable, net                          84,512      71,383
 Inventories, net                                  43,625      32,296
 Marketable securities                             24,125      24,878
 Other current assets                              15,750      21,800
                                               -----------    --------
     Total current assets                         349,691     301,098

Property, plant and equipment, net                 50,174      48,722
Service parts for maintenance, net                 26,179      22,936
Marketable securities                                  --       7,221
Investments                                         3,590      10,928
Other non-current assets                            7,749       8,232
                                                ----------    --------
                                               $  437,383    $399,137
                                                ==========    ========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                            $   94,955    $ 69,419
Long-term debt                                        988         984
Shareholders' equity                              341,440     328,734
                                                ----------    --------
                                               $  437,383    $399,137
                                                ==========    ========

               Advanced Digital Information Corporation
            Condensed Consolidated Statements of Cash Flows
                            (In thousands)
                                                    Nine months ended
                                                        July 31,
                                                   -------------------
                                                       2003      2002
                                                    --------  --------
Cash flows from operating activities:
  Net income                                       $  6,740  $  2,774
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                     16,625    11,542
   Allowance for doubtful accounts receivable           507       802
   Inventory obsolescence                             4,298     2,907
   Gain on securities transactions                   (2,388)   (8,217)
   Acquired in-process research and development          --     1,200
   Deferred income taxes                               (144)     (327)
   Tax benefit from exercise of stock options         1,376     2,233
   Other                                                 40         3
  Change in assets and liabilities:
   Accounts receivable                              (14,038)   10,800
   Inventories                                      (15,213)    7,277
   Prepaid expenses and other assets                   (118)     (576)
   Service parts for maintenance                     (7,437)   (5,533)
   Accounts payable                                  12,804    (4,705)
   Accrued liabilities                                6,721      (670)
   Income taxes receivable                            9,457     1,816
   Deferred revenue                                   3,034     2,365
                                                    --------  --------
Net cash provided by operating activities            22,264    23,691
                                                    --------  --------
Cash flows from investing activities:
  Purchase of property, plant and equipment         (11,219)  (21,740)
  Purchase of marketable securities                 (13,852)  (43,727)
  Proceeds from securities transactions              32,266    20,726
  Purchase of other investments                        (363)   (2,934)
                                                    --------  --------
Net cash provided by (used in) investing
 activities                                           6,832   (47,675)
                                                    --------  --------
Cash flows from financing activities:
  Repayment of bank lines of credit and long-term
   debt                                              (3,265)   (1,652)
  Proceeds from short-term borrowings                   781        --
  Repurchase of common stock                           (697)   (3,430)
  Proceeds from issuance of common stock for stock
   options and Stock Purchase Plan                    3,782     4,534
                                                    --------  --------
Net cash provided by (used in) financing
 activities                                             601      (548)
                                                    --------  --------
Effect of exchange rate changes on cash               1,241       707
                                                    --------  --------
Net increase (decrease) in cash and cash
 equivalents                                         30,938   (23,825)
Cash and cash equivalents at beginning of period    150,741   155,274
                                                    --------  --------
Cash and cash equivalents at end of period         $181,679  $131,449
                                                    ========  ========


    CONTACT: ADIC
             Jon Gacek/Stacie Timmermans, 425/881-8004